This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES ITS

2021 CAPITAL BUDGET

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 28, 2021 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its 2021 capital budget and production guidance.  All dollar values are expressed in US dollars unless otherwise stated.

2021 BUDGET HIGHLIGHTS

•	2021 capital budget of $27.2MM (before capitalized G&A);
o	Egypt $16.6MM
o	Canada $10.6MM
•	With a significant portion of investment scheduled in the second half of the year, 2021 average production guidance is set at 12.0 to 13.0 MBoepd with a midpoint of 12.5 MBoepd:
o	Egypt 9.7 – 10.5 MBopd;
o	Canada 2.3 – 2.5 MBoepd;
o	With the drilling program back-end loaded the Company expects exit production to be in the range of 13.5 to 14.0 MBoepd;

The 2021 drilling program includes 12 Egypt wells and 3 Canadian Cardium wells in South Harmattan.

Randy Neely, Chief Executive Officer of TransGlobe, said:

“With the approval of the agreement to merge our Eastern Desert concessions behind us and recent commodity price improvements, the Company is rapidly moving forward to re-start investment in Egypt and Canada to support our growth plans in both countries.  In Egypt, the focus will be chiefly on growing production in the Eastern Desert while we work to mature our contingent resource portfolio and restart our evaluation of the South Ghazalat acreage. In Canada, the focus will be on developing South Harmattan with a specific goal of decreasing the uncertainty across the northern land holdings. Our 2021 budget underlines the confidence we have in the potential of the TransGlobe portfolio and paves the way to resume dividend distributions in 2022.”

2021 CAPITAL GUIDANCE

The Company’s 2021 capital program of $27.2MM (before capitalized G&A) includes $16.6MM for Egypt and $10.6MM for Canada.  The 2021 Plan was prepared to focus on value accretive projects within its portfolio, maximize free cash flow to direct at future value growth opportunities and to increase the Company’s production base.

Egypt

As announced in early December, 2020, the Company reached an agreement with the Egyptian General Petroleum Company (“EGPC”) to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics. Ratification of the concession is anticipated in Q2, 2021, and the February 1, 2020 effective date for the improved concession terms supports increased investment in parallel with ratification.

The $16.6MM Egypt program is entirely allocated to development.  The primary focus of the 2021 Egypt plan is to accelerate the exploitation of the Company’s Eastern Desert acreage with the aim of increasing oil production, while evaluating and increasing production from the more prospective lower Bahariya reservoir on the South Ghazalat development lease in the Western Desert.

The 2021 development program is principally focused on the Eastern Desert and includes: nine development wells in West Bakr (three in H and six in K pools), one Red Bed appraisal well in the NW Gharib 3X pool, two development wells targeting the Arta Nukhul reservoir in West Gharib, two recompletions in West Bakr, two recompletions in West Gharib, three conversions to water injectors in West Gharib, and development/maintenance projects in the Eastern Desert (West Bakr, NW Gharib and West Gharib). A recompletion of SGZ-6X well to the more prospective lower Bahariya reservoir is also planned.

Egypt production is expected to average between 9.7 and 10.5 MBopd for the year and an exit rate of 10.4 to 10.7 MBopd.

Canada

The $10.6MM Canada program consists of drilling three (three net) horizontal wells and completing one (one net) standing well, all targeting the Cardium light oil resource at Harmattan, with additional maintenance/development capital.  The Cardium drilling program in 2021 consists of one 2-mile and two 1-mile development wells in South Harmattan. The one 2-mile horizontal well drilled, but not completed, in South Harmattan in 2020 will also be stimulated, equipped and brought into production.

Canada production is expected to average between 2.3 and 2.5 MBoepd for the year and an exit rate of 3.1 to 3.3 MBoepd.

Detailed Capital Plan

The approved 2021 capital program is summarized in the following table:

	TransGlobe Net Capital (US$MM)				Gross Well Count
Concession	Development		Exploration	Total Capex[2]	New Drills		Total Wells
	Wells	Other[1]	Wells		Dev	Expl
West Gharib	1.1	2.0	-	3.1	2	-	2
West Bakr	9.3	0.5	-	9.8	9	-	9
NW Gharib	0.9	-	-	0.9	1	-	1
South Ghazalat	-	0.3	-	0.3	-	-	-
Development/ maintenance	-	2.5	-	2.5	-	-	-
Egypt	11.3	5.3	-	16.6	12	-	12
Canada	9.0	1.6	-	10.6	3		3
Total	20.3	6.9	-	27.2	15	-	15
1.	Other includes completions, workovers, recompletions and equipping, and HSE capital.
2.	Table may not total due to rounding.

About TransGlobe

TransGlobe Energy Corporation is a cash flow-focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates or FTI Consulting
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
FTI Consulting (Financial PR) Ben Brewerton Genevieve Ryan	+44(0) 20 3727 1000 transglobeenergy@fticonsulting.com
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Jerry Keen Toby Gibbs	+44(0) 20 7408 4090

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", “strengthened”, “confidence”, "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; the ratification of the amendment, extension, and consolidation of the Company’s Eastern Desert Concessions;  and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 MCF: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

Bopdbarrels of oil per day

Bpdbarrels per day

BOEbarrel of oil equivalent

MBopdthousand barrels of oil per day

Boepdbarrels of oil equivalent per day

MBoepdthousand barrels of oil equivalent per day

MBblthousand barrels

MCFDthousand cubid feet per day

MMCFDmillion cubic feet per day

WIworking interest

PRODUCTION DISCLOSURE

	Light and Medium Crude	Heavy Crude	Natural Gas	Natural Gas Liquids	Total
	Bpd	Bpd	MCFD	Bpd	Boepd

2021 Guidance Corporate
High	1,656	9,678	5,000	833	13,000
Mid Point	1,591	9,309	4,800	800	12,500
Low	1,526	8,940	4,600	767	12,000
2021 Guidance Egypt
High	822	9,678			10,500
Mid Point	791	9,309			10,100
Low	760	8,940			9,700
2021 Guidance Canada
High	833		5,000	833	2,500
Mid Point	800		4,800	800	2,400
Low	767		4,600	767	2,300
2021 Exit Rate Corporate
High	1,927	9,900	6,517	1,086	14,000
Low	1,859	9,547	6,284	1,047	13,500

2021 Exit Rate Egypt
High	841	9,900			10,742
Low	811	9,547			10,358

2021 Exit Rate Canada
High	1,086		6,517	1,086	3,258
Low	1,047		6,284	1,047	3,142